Exhibit 4.11

AMENDMENT 2

TO

HELIUS MEDICAL TECHNOLOGIES, INC.

2022 Equity Incentive Plan

RECITALS

A.            Helius Medical Technologies, Inc., a Delaware corporation (the “Company”) sponsors the Helius Medical Technologies, Inc. 2022 Equity Incentive Plan, as amended (the “Plan”).

B.            The Plan is amended by this Amendment 2 (this “Second Amendment”) in the following respects, effective from and after the date this Second Amendment is approved by the stockholders of Helius Medical Technologies, Inc., in accordance with Section 7(b) of the Plan. Following such effective date, any reference to the “Plan” shall mean the Plan, as amended by this Second Amendment. All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Plan.

AMENDMENT

1.	Section 2 of the Plan is hereby amended by adding the following at the end of subsection 2(a) of the Plan:

“In addition, on the 10th calendar day following the first closing of a registered offering of the Company’s Common Stock that occurs after May 23, 2025, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will automatically increase to an amount equal to 20% of the Fully Diluted Shares as of the immediately preceding day; provided, however that the Board may act prior to the effective date of any such increase to provide that the increase will be a lesser number of shares of Common Stock.”

2.	Except as set forth in this amendment, the Plan shall be unaffected hereby and shall remain in full force and effect.